UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 4,465,000 Enhanced Growth Securities with Leveraged Upside and Buffered
Downside Linked to the S&P Global Clean Energy Index due September, 2014

Filed pursuant to Rule 3 of Regulation BW

Dated:  March 31, 2010

The following information regarding the U.S. Dollar 4,465,000 Enhanced Growth Securities with Leveraged Upside and Buffered Downside Linked to the S&P Global Clean Energy Index due September, 2014 (the “Securities”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW.  As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 28, 2009) is already on file with the Securities and Exchange Commission.

Item 1.  Description of Obligations

(a)                       U.S. Dollar 4,465,000 Enhanced Growth Securities with Leveraged Upside and Buffered Downside Linked to the S&P Global Clean Energy Index due September, 2014.

(b)                      Zero Coupon Security Provisions:.

(i)	Amortization Yield:	2.60 per cent. per annum

(ii)	Day Count Fraction:	30/360

(iii)	Any other formula/basis of determining amount payable:	Not Applicable

(c)                       Maturing September 30, 2014.  The maturity of the Securities may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Securities) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Securities held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered.  Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d)                      The Final Redemption Amount is linked to the S&P Global Clean Energy Index (the “Index”).  The Bank will not pay interest during the term of the Securities. Rather, the return on the Securities will be based on the performance of the Index, determined by comparing the Index’s closing level on the Trade Date (March 30, 2010) (the “initial Index level”) to the Index’s closing level on a specified valuation date prior to maturity (the “final Index level”) as more fully set out in Term 16 of the Final Terms.

What investors receive at maturity will depend on whether the final Index level has gone up or down compared to the level of the initial Index level.

For each Security, at maturity investors will receive a payment equal to $1,000 (the specified denomination of each Security) plus a payment equal to 1.25 times the percentage increase in the level of the Index. This is called the enhanced growth feature of the Securities — the Securities allow investors to participate in 125% of the price appreciation of the Index up to the maximum payment at maturity, commonly known as a cap. The cap will be equal to $1,400.00 per Security. This means, at maturity, for each $1,000 invested, an investor will never receive more than a 40% return.

If the Index has declined by up to 20.00% but no more from its initial Index level, at maturity an investor will receive a payment equal to the nominal amount of each Security.  Although an investor will not lose principal, he will not receive any return on his investment.

If the Index has declined by more than 20.00% from its initial Index level, at maturity he will receive a payment equal to $1,000 times 1.25 times a fraction, the numerator of which is the final Index level and the denominator of which is the initial Index level. This feature, together with the 20% buffer described above, is called the buffered downside feature of the Securities.

If the value of the Index decreases by more than 20%, an investor will not receive any return on his investment and he will lose some of his investment. If the final Index level is zero, an investor will lose his entire investment.

(e)                        Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f)                          Not applicable.

(g)                       No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h)                       See Prospectus, pages 8-13.

(i)                           Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.  Distribution of Obligations

As of March 31, 2010, the Bank entered into a Terms Agreement with Wells Fargo Securities LLC as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Securities aggregating USD 4,465,000 at 100.00% of par.  The Securities will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.  Delivery of the Securities is expected to be made on or about April 5, 2010.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of securities under the Global

Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3.  Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	2.75%	97.25%
Total: USD 4,465,000	N/A	USD	4,342,212.50

Item 4.  Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.  Other Expenses of Distribution

As the Securities are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.  Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.  Exhibits

A.                        Final Terms dated March 31, 2010.

B.                          Terms Agreement dated March 31, 2010.

EXECUTION VERSION

Final Terms dated March 31, 2010

International Bank for Reconstruction and Development

Issue of US$4,465,000 Enhanced Growth Securities with Leveraged Upside and Buffered Downside

Linked to the S&P Global Clean Energy Index due September 30, 2014

under the
Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part the Final Terms of the Securities described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE SECURITIES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	Series Number:	3866

3.	Specified Currency or Currencies:	United States Dollars (“US$”)

4.	Aggregate Nominal Amount:	US$4,465,000

5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount

6.	(i) Specified Denominations:	US$1,000 and in any integral multiple of US$1,000 in excess thereof

	(ii) Calculation Amount (Condition 5(j)):	US$1,000

7.	Issue Date:	April 5, 2010

8.	Maturity Date (Condition 6(a)):	September 30, 2014, unless postponed pursuant to Term 16(iii)

9.	Interest Basis (Condition 5):	Zero Coupon (further particulars specified below)

10.	Redemption/Payment Basis (Condition 6):

Unless previously redeemed, purchased and cancelled as provided below, each Security shall be finally redeemed on the Maturity Date specified hereon at its Final Redemption Amount determined in accordance with “Term 16. Final Redemption Amount of each Security (Condition 6)” herein.

11.	Call/Put Options (Condition 6):	Not Applicable

12.	Status of the Securities (Condition 3):	Unsecured and unsubordinated

13.	Listing:	None

14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Zero Coupon Security Provisions (Condition 5(c)):	Applicable

	(i) Amortization Yield (Condition 6(c)(ii)):	Solely for purposes of calculating the Rate of Interest for any overdue principal under Condition 5(c), the Amortization Yield shall equal 2.60 per cent per annum.

	(ii) Day Count Fraction (Condition 5(l)):	Solely for purposes of calculating the Rate of Interest for any overdue principal under Condition 5(c), the Day Count Fraction shall be 30/360.

	(iii) Any other formula/basis of determining amount payable:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

16.	Final Redemption Amount of each Security (Condition 6):

	(i) Index/Formula/variable:	The Final Redemption Amount is linked to the S&P Global Clean Energy Index (the “Index”).

(ii) Party responsible for calculating the Final Redemption Amount (if not the Calculation Agent):

Wells Fargo Securities, LLC will serve as the Calculation Agent. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on the holders and beneficial owners of the Securities.

(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:

(a)  If the final Index level is greater than the initial Index level, then the Final Redemption Amount per Calculation Amount will be US$1,000 plus the Enhanced Upside Payment; provided that the Final Redemption Amount shall not exceed US$1,400.00.

(b)  If the final Index level is below the initial Index level, but equal to or above the buffer level, then the Final Redemption Amount per Calculation Amount will be US$1,000.

(c)  If the final Index level is below the buffer level, then the Final Redemption Amount per Calculation Amount will be US$1,000 times the relative return of the Index times the Multiplier.

The buffer level is 963.22 (80% of the initial Index level).

The Enhanced Upside Payment is 1.25 times the Index percentage increase times the Calculation Amount.

The final Index level will be determined by the Calculation Agent and will be the closing level of the Index on September 23, 2014 (the “valuation date”). However, if the valuation date occurs on a day that is not a trading day or on which the Calculation Agent has determined that a market disruption event (as defined below) has occurred or is continuing, then the valuation date will be postponed until the next succeeding trading day on which the Calculation Agent determines that a market disruption event does not occur or is not continuing; provided that in no event will the valuation date be postponed by more than five business days. If the valuation date is postponed, then the Maturity Date will be postponed by an equal number of business days; provided, however, that no interest or other payment will be payable because of any such postponement of the Maturity Date.

The Multiplier is 1.2500.

The initial Index level is 1204.02, as set on March 30, 2010.

The Index percentage increase is equal to (final Index level minus initial Index level) divided by initial Index level.

The relative return of the Index is the final Index level divided by the initial Index level.

The closing level on any trading day will equal the official closing level of the Index or any successor index published by the Index Sponsor at the regular weekday close of trading on that trading day. In certain circumstances, the closing level will be based on the alternate calculation of the Index described under “—Final Redemption Amount of each Security—Discontinuation of or Adjustments to the Index” beginning on page 5.

A business day means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

A trading day means any day on which each exchange and related exchange (each as defined under “—Final Redemption Amount of each Security—Market Disruption Event” below) is scheduled to be open for its respective regular trading sessions.

(iv) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:

Market Disruption Event

A market disruption event, as determined by the Calculation Agent in its sole discretion, means an exchange or any related exchange fails to open for trading during its regular trading session or the occurrence or existence of any of the following events:

•   a trading disruption, if the Calculation Agent determines it is material, at any time during the one hour period that ends at the close of trading for an exchange or related exchange; or

•   an exchange disruption, if the Calculation Agent determines it is material, at any time during the one hour period that ends at the close of trading for an exchange or related exchange; or

•   an early closure.

For the purposes of determining whether a market disruption event exists at any time, if a market disruption event occurs in respect of a security included in the Index at any time, then the relevant percentage contribution of that security to the level of the Index will be based on a comparison of (i) the portion of the level of the Index attributable to that security and (ii) the overall level of the Index, in each case immediately before the occurrence of such market disruption event.

A trading disruption means any suspension of or limitation imposed on trading by the exchange or related exchange or otherwise, whether by reason of movements in price exceeding limits permitted by the exchange or related exchange or otherwise, (i) relating to securities that compose 20 percent or more of the level of the Index or (ii) in options contracts or futures contracts relating to the Index on any related exchange.

An exchange disruption means any event (other than a scheduled early closure) that disrupts or impairs (as determined by the Calculation Agent in its sole discretion) the ability of market participants in general to (i) effect transactions in or obtain market values on any exchange or related exchange in securities that compose 20 percent or more of the level of the Index or (ii) effect transactions in options contracts or futures contracts relating to the Index on any relevant related exchange.

An early closure means the closure on any exchange business day of any exchange relating to securities that compose 20 percent or more of the level of the Index or any related exchange prior to its normally scheduled closing time unless such earlier closing time is announced by such exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange or related exchange on such exchange business day and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such exchange business day.

An exchange means the primary organized exchange or quotation system for trading any securities included in the Index and any successor to any such exchange or quotation system or any substitute exchange or quotation system to which trading in any securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying the Index on such substitute exchange or quotation system as on the original exchange).

An exchange business day means any trading day on

which each exchange and related exchange is open for business during its regular trading session, notwithstanding any such exchange or related exchange closing prior to its scheduled weekday closing time, without regard to after hours or other trading outside its regular trading session hours.

A related exchange means each exchange or quotation system on which futures or options contracts relating to the Index are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index on such temporary substitute exchange or quotation system as on the original related exchange).

Discontinuation of or Adjustments to the Index

If Standard & Poor’s discontinues publication of the Index and Standard & Poor’s or another entity publishes a successor or substitute Index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, the Calculation Agent will substitute the successor index as calculated by Standard & Poor’s or any other entity for the Index and calculate the final Index level as described on page 2 in Term 16 “Final Redemption Amount of each Security”.

If Standard & Poor’s discontinues publication of the Index and:

•                  the Calculation Agent does not select a successor index, or

•                  the successor index is no longer published on any of the relevant trading days,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the level of the Index before any discontinuation but using only those securities that composed the Index prior to such discontinuation. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes going forward, including for purposes of determining whether a market disruption event exists, even if Standard & Poor’s elects to begin republishing the Index, unless the Calculation Agent in its sole discretion decides to use the republished Index.

If Standard & Poor’s discontinues publication of the Index before the valuation date and the Calculation Agent determines that no successor index is available at that time, then on each trading day until the earlier to occur of:

•                  the determination of the final Index level, or

•                  a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the level that would be used in computing the final redemption amount as described in the preceding paragraph as if that day were a trading day. The Calculation Agent will cause notice of each level to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these levels to be made available by telephone.

If at any time the method of calculating the level of the Index or the level of the successor index, changes in any material respect, or if the Index or successor index is in any other way modified so that the Index or successor index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in City of New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index or such successor index, as the case may be, as if those changes or modifications had not been made, and calculate the closing level with reference to the Index or such successor index, as so adjusted. Accordingly, if the method of calculating the Index or a successor index is modified and has a dilutive or concentrative effect on the level of such index e.g., due to a split, then the Calculation Agent will adjust such index in order to arrive at a level of such index as if it had not been modified, e.g., as if a split had not occurred.

Neither the Calculation Agent nor IBRD will have any responsibility for good faith errors or omissions in calculating or disseminating information regarding the Index or any successor index or as to modifications, adjustments or calculations by Standard & Poor’s or any successor index sponsor in order to arrive at the level of the Index or any successor index.

(v) Payment Date:	September 30, 2014

	(vi) Minimum Final Redemption Amount:	US$0 per Calculation Amount

	(vii) Maximum Final Redemption Amount:	US$1,400.00 per Calculation Amount

17.	Early Redemption Amount (Condition 6(c)):

Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

The Early Redemption Amount per Calculation Amount shall equal the amount determined on the basis of “Term 16. Final Redemption Amount of each Security (Condition 6)” herein, provided that, for purposes of such determination, the final Index level will be determined by the Calculation Agent as of the date that is 7 calendar days prior to the date upon which the Securities become due and payable as provided in Condition 9 (Default).

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

18.	Form of Securities (Condition 1(a)):	Registered Securities: Global Registered Certificate available on Issue Date

19.	New Global Security:	No

20.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

21.	Governing law (Condition 14):	New York

22.	Other final terms:

By purchasing a Security you agree with IBRD, in the absence of a change in law, an administrative determination or a judicial ruling to the contrary, to characterize the Security for all tax purposes as a pre-paid derivative contract linked to the value of the Index.

DISTRIBUTION

23.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

24.	If non-syndicated, name of Dealer:	Wells Fargo Securities, LLC

25.	Total commission and concession:	2.75 per cent of the Aggregate Nominal Amount

26.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

27.	ISIN Code:	US459058AM52

28.	CUSIP:	459058AM5

29.	Delivery:	Delivery against payment

30.	Registrar and Transfer Agent (if any):	Citibank, N.A.

31.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 28, 2009.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ C. Segni
	Name:	C. Segni
	Title:	Authorized
Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 3866 UNDER THE FACILITY

March 31, 2010

International Bank for Reconstruction
and Development
1818 H Street, N.W.
Washington, D.C.  20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s US$4,465,000 Enhanced Growth Securities with Leveraged Upside and Buffered Downside Linked to the S&P Global Clean Energy Index due September, 2014 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on April 5, 2010 (the “Settlement Date”) at an aggregate purchase price of US$4,342,212.50 (which is 100.00 per cent of the aggregate nominal amount of the Notes less the underwriting discount and commission of 2.75 per cent of the nominal amount) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference.  In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to March 30, 2010, 4:00 p.m. EDT.  All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell LLP and KPMG LLP addressed to the Dealer and giving the Dealer full benefit of the existing validity opinion or accountants’ letter of such firm as of the respective date of such existing validity opinion or accountants’ letter.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1                                The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent of the aggregate nominal amount less the underwriting discount and commission of 2.75 per cent of the nominal amount).

2                                The purchase price specified above will be paid on the Settlement Date by the undersigned to Wells Fargo Bank, N.A. New York, N.Y. for the account of International Bank for Reconstruction and Development, account no. 2000192003476 (ABA 026005092) (Swift Code PNBPUS3NNYC).  Upon receipt of the purchase price, the Bank will instruct Citibank, N.A., as custodian for Cede & Co. as nominee for The Depository Trust company, to prepare and authenticate the DTC Global Certificate in respect of the Notes and to hold the DTC Global Certificate representing the Notes as custodian for the account of The Depository Trust Company.

3                                The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4                                In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5                                The  undersigned hereby agrees to pay the following expenses, if applicable:

(a)                        all initial costs and expenses incurred in connection with the preparation, production and printing of all documents connected with the issue;

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(b)                       all out-of-pocket expenses of the underwriter incurred in connection with the preparation and management of the issue; and

(c)                        the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealer.

6                                The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Wells Fargo Securities, LLC

375 Park Avenue

New York, NY 10152

Attn: Legal

7                                All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8                                This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

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This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

WELLS FARGO SECURITIES, LLC

By:	/s/ Cary Immesoete
	Name:	Cary Immesoete
	Title:	Managing Director

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:	/s/ Carlo Segni
	Name:	Carlo Segni
Authorized Officer

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